S A M E X M I N I N G C O R P.

301 - 32920 Ventura Avenue

Abbotsford, BC  V2S 6J3  CANADA

TEL: (604) 870-9920   FAX: (604) 870-9930

TOLL FREE: 1-800-828-1488   EMAIL: 2samex@samex.com

June 6, 2012

Attention: Blaise Rhodes, Staff Accountant; Brian K. Bhandari, Branch Chief;

Division of Corporate Finance

United States Securities and Exchange Commission

Dear Sirs:

RE:

SEC Comment Letter dated June 4, 2012 concerning Samex Mining Corp.

Form 20-F for Fiscal Year Ended December 31, 2011 - Filed May 30, 2012

File No. 000-13391

We are responding to the following comment in the SEC letter dated June 4, 2012:

Form 20-F for the Fiscal Year Ended December 31, 2011

Independent Auditor's Report

Opinion, page 78

1. Please amend to include an audit opinion that refers to and opines on International Financial Reporting Standards as issued by the International Accounting Standards Board or include a reconciliation to US GAAP.  Refer to Item 17(c) of Form 20-F.

In response to this comment, our independent auditor has added "as issued by the International Accounting Standards Board" to their opinion in their Independent Auditor's Report.  This amendment has been incorporated into our Amended Form 20-F that we are re-filing on EDGAR.

SAMEX Mining Corp. (the “Company”) hereby acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

“Larry McLean”

Larry McLean

Vice President – Operations & CFO

SAMEX Mining Corp.